ULTIMUS
Your Fund Matters

FILED VIA EDGAR

February 22, 2010

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	North American Government Bond Fund, Inc. (the “Fund”)
File Nos. 811-07292 and 033-53598
Response to Staff’s Comments on Post-Effective Amendment No. 23

Ladies and Gentlemen:

Ms. Patsy Mengiste of the Commission’s staff recently contacted us to provide comments on Post-Effective Amendment No. 23 to the Fund’s registration statement on Form N-1A.  The following are the comments provided and the Fund’s response to each:

1.
In the section Investment Objective on page 3 of the Prospectus, the second sentence reflects a strategy and is not part of the Fund’s investment objective.  Therefore, it should be removed from the Investment Objective section.

RESPONSE:  The relevant sentence has been deleted, as requested.

2.
In the table of Annual Fund Operating Expenses within the Fees and Expenses section on page 3 of the Prospectus, change the caption “Distribution and/or Service (12b-1) Fees” to specify whether such expenses are distribution fees, service fees or both.

RESPONSE: The relevant caption has been changed to “Distribution and Service (12b-1) Fees.”

3.	In the footnote to the table of Annual Fund Operating Expenses within the Fees and Expenses section on page 3 of the Prospectus, delete the parenthetical reference to the Sales Charges section.

RESPONSE:  The parenthetical reference in the footnote has been deleted, as requested.

Ultimus Fund Solutions, LLC	255 Pictoria Drive, Suite 450	Phone: 513 587 3400
www.ultimusfundsolutions.com	Cincinnati, Ohio 45246	Fax: 513 587 3450

4.
Revise the Example disclosure within the Fees and Expenses section on page 4 of the Prospectus to delete the phrase “that all dividends and distributions are reinvested”.  This language is not part of the disclosure required by the instructions to Form N-1A.

RESPONSE:  The relevant disclosure has been deleted, as requested.

5.
In the highlighted sentence in the Principal Risks section on page 5 of the Prospectus, insert the word “principal” so that the sentence reads — Some of the specific principal risks of investing in the Fund are listed below.

RESPONSE:  The relevant sentence has been revised, as requested.

6.
Under the caption “Foreign Securities Risks” in the Principal Risks section on page 6 of the Prospectus, briefly highlight the material risks specific to investing in Canadian and Mexican government securities.

RESPONSE:  The following additional disclosures have been added to the Principal Risks section:

The principal risks for investments in Canada and Mexico are that the bonds and their interest payments are not denominated in U.S. dollars, which is the currency of the Fund.  The value of foreign currencies could be adversely affected by both economic changes and changes in the overall currency market.

7.
In the fourth sentence of the Performance Summary section on page 6 of the Prospectus, insert the phrase “for 1, 5 and 10 years” so that the sentence reads — The performance table shows how the Fund’s average annual total returns for 1, 5 and 10 years compare with those of a broad measure of market performance.

RESPONSE:  The relevant sentence has been revised, as requested.

8.
In the Performance Summary section, the second paragraph below the performance chart on page 7 should not be positioned as a footnote to the performance bar chart.  Such disclosure may, however, be included as part of the introductory paragraph of the Performance Summary section which immediately precedes the performance bar chart.

RESPONSE:  The relevant disclosure has been moved to the introductory paragraph immediately preceding the bar chart.

9.	Delete the first 5 footnotes to the table of Average Annual Total Returns in the Performance Summary section on page 8. Footnote 6 is overly long and should be streamlined.

RESPONSE:  The first 5 footnotes to the table of Average Annual Total Returns have been deleted, as requested.  In addition, the performance of the secondary index (i.e., Barclays Capital Emerging Americas Index: Mexico Section/Citigroup US Broad Investment-Grade Bond Index Mexico Sector) has been deleted from the table and, therefore, footnote 6 has also been deleted.

10.
Add a parenthetical for the Fund’s primary benchmark index (i.e., Barclays Capital Intermediate Treasury Index) in the table of Average Annual Total Returns to indicate that the returns for such index reflect no deduction for fees, expenses, or taxes.

RESPONSE:   The requested disclosure has been added.

11.
In the Purchase and Sale of Fund Shares section on page 9 of the Prospectus, delete the following sentence under the caption “Minimum Initial Investment”:  These requirements may be waived or reduced at the discretion of the Fund.

RESPONSE:  The relevant sentence has been deleted, as requested.

12.	In the Purchase and Sale of Fund Shares section on page 9 of the Prospectus, revise the caption “Minimum Additional Investment” to “Minimum Subsequent Investment.”

RESPONSE:  The relevant caption has been revised to “Minimum Subsequent Investment,” as requested.

13.
In the Purchase and Sale of Fund Shares section on page 9 of the Prospectus, delete the following sentence under the caption “General Information”: Orders are processed at the offering price (net asset value plus the applicable sales charge) next calculated after the Fund receives your request in proper form.

RESPONSE:  The relevant sentence has been deleted, as requested.

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We acknowledge that:

•	The Fund is responsible for the adequacy and accuracy of the disclosure in Fund filings;

•	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to such filings; and

•	The Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your comments.  Please contact the undersigned at 513/587-3403 if you have any questions.

Very truly yours,

/s/ John F. Splain

John F. Splain
Managing Director